UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of August 2006

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Property Acquisition

On August 9, 2006, the Company entered into a series of leases with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain properties in the northern region of Alberta. The leases are known as Alberta Oil Sands Leases L0085, L0086, L0087, L0088, L0089, L0090, L0091, L0092 and
L0093 (the "Leases"). The Leases were sold to the Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government approximately CDN $156,000 (USD $138,000) upon entering into the Leases and agreed to pay to the Alberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater. The Leases are also subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project's capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The Leases consist of a total of over 8,100 hectares of land in a region of northern Alberta known as Peace River.

SECTION 9-FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements of business acquired. Not applicable (b) Pro forma financial information. Not applicable (c) Exhibits: Not applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                 STRATA OIL & GAS INC.

                                                 By: ___/s/ Manny Dhinsa________
                                                 Name: Manny Dhinsa
                                                 Title: President

Date:    August 17, 2006